


05040194

TATES
ANGE COMMISSION
D.C. 20549

VF 4-28-05

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 00094

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B. C. ZIEGLER AND COMPANY 000061

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 E. Wisconsin Avenue, Suite 2000
(No. and Street)

Milwaukee (City) Wisconsin (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey C. Vredenbregt, SVP/CFO (414) 978-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

777 E. Wisconsin Avenue (Address) Milwaukee (City) Wisconsin (State) 53202 (Zip Code)

PROCESSED
MAY 0 6 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
APR 2 2 2005
WASH. D.C. 195

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey C. Vredenbregt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B. C. Ziegler and Company, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

SVP/CFO

Title



Notary Public N. D. Zuelsdorf
My commission expires September 16, 2007.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital. (Schedule I)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Schedule II)
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Auditors' Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B. C. ZIEGLER AND COMPANY

Financial Statements

December 31, 2004

(with Independent Auditors' Report Thereon)



KPMG LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202

Independent Auditors' Report

Board of Directors
B. C. Ziegler and Company:

We have audited the accompanying statement of financial condition of B. C. Ziegler and Company (the Company), a wholly owned subsidiary of The Ziegler Companies, Inc., as of December 31, 2004, and the related statements of income, stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of B. C. Ziegler and Company as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 14, 2005

B. C. ZIEGLER AND COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004
(in thousands except share amounts)

ASSETS	
Cash and cash equivalents	$16,048
Securities owned	27,970
Receivables, net of allowance of $6	4,243
Notes receivable, net of allowance of $378	1,100
Furniture, fixtures and equipment, net	3,303
Deferred income taxes	1,184
Other assets	4,357
Total assets	$58,205

LIABILITIES AND STOCKHOLDER'S EQUITY	
Payable to broker-dealers	$ 6,405
Accounts payable	1,700
Accrued compensation	13,600
Income taxes payable	510
Other liabilities and deferred items	1,411
Total liabilities	$23,626
Commitments	
Stockholder's equity:	
Common stock-	
Class A--$1 par, 1,150,000 shares authorized and issued	1,150
Class B--$1 par (nonvoting), 480,000 shares authorized, 402,000 shares issued	402
Additional paid-in capital	14,908
Retained earnings	18,314
Less- Treasury stock, at cost, 1,691 shares Class A, 63,237 shares Class B	(195)
Total stockholder's equity	34,579
Total liabilities and stockholder's equity	$58,205

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004
(in thousands)

REVENUES:	
Investment banking	$32,119
Commission income	18,204
Investment management and advisory fees	13,605
Net trading profits	4,125
Interest and dividends	1,203
Other income	2,135
Total revenues	71,391
EXPENSES:	
Employee compensation and benefits	43,998
Communications and data processing	4,841
Promotional	4,499
Occupancy	4,355
Brokerage commissions and clearing fees	2,822
Investment manager and related fees	2,196
Professional and regulatory	1,596
Interest	304
Other	1,517
Total expenses	66,128
INCOME BEFORE PROVISION FOR INCOME TAXES	5,263
PROVISION FOR INCOME TAXES	1,947
NET INCOME	$ 3,316

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004
(in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
BALANCE, December 31, 2003	$1,552	$14,908	$14,998	$(195)	$31,263
Net income	-	-	3,316	-	3,316
BALANCE, December 31, 2004	$1,552	$14,908	$18,314	$(195)	$34,579

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2004
(in thousands)

BALANCE, December 31, 2003	$ -
Liabilities pursuant to temporary subordinated loans from Parent	15,000
Repayment of subordinated loans	(15,000)
BALANCE, December 31, 2004	$ -

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004
(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 3,316
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	1,350
Provision for losses	214
Gain on sale of property and equipment	(57)
Deferred income taxes	317
Change in assets and liabilities:	
Decrease (increase) in -	
Securities owned	(10,113)
Receivables	(321)
Income taxes receivable	342
Other assets	106
Increase (decrease) in -	
Payable to broker-dealers	1
Income taxes payable	510
Accrued compensation	2,087
Other liabilities and deferred items	(1,047)
Net cash used in operating activities	(3,295)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from sale of property and equipment	1,939
Payments received on notes receivable	169
Payments for capital expenditures	(855)
Net cash provided by investing activities	1,253
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from short-term borrowing	31,300
Repayments of short-term borrowing	(31,300)
Net cash provided by financing activities	-
DECREASE IN CASH AND CASH EQUIVALENTS	(2,042)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	18,090
CASH AND CASH EQUIVALENTS AT END OF YEAR	$16,048
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Interest paid during the year	$ 300
Income taxes paid during the year	$ 779

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004
(Dollars in thousands)

(1) Organization and Nature of Business-

B. C. Ziegler and Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is a Wisconsin corporation and is a wholly owned subsidiary of The Ziegler Companies, Inc. (the "Parent"). The Company underwrites fixed income securities to finance senior living and healthcare providers, religious institutions and private schools as well as providing risk management and financial advisory services, merger and acquisition advisory services, sales and trading of fixed income securities and preferred stock, primarily to not-for-profit corporations, municipalities and business corporations. The Company also provides investment advisory services to affiliated mutual funds (the North Track Funds) and private accounts of institutional and individual clients as well as providing financial products and financial planning services to retail and institutional clients through its broker distribution network. These services are provided throughout the United States.

(2) Significant Accounting Policies-

Investment Banking-

Investment banking revenues include gains, losses, and fees, net of direct expenses, arising from debt securities offerings in which the Company acts as an underwriter. Investment banking revenues also include fees earned from providing strategic consulting, merger and acquisition, and risk management and financial advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Deferred expenses on investment banking transactions not yet completed were $254 at December 31, 2004 and are included in receivables.

Commission Income and Expenses-

Acting as an agent, the Company earns substantially all commission income by buying and selling securities on behalf of its customers and earning commissions on the related transactions. Commission income and related expenses are recorded on a settlement date basis which is not materially different from trade date. Although commissions are generally associated with individual securities transactions and the dollar amount of the transactions, the Company also earns and records commission income based on the value of the assets in certain customer accounts.

Investment Management and Advisory Fees-

The Company earns investment management and advisory fees for investment advice and administrative services provided. The Company earns fees based on the net asset value of the individual and institutional accounts. Revenues from investment management and advisory fees and related activities are recognized on a pro rata basis over the period in which services are performed.

Investment advisory and performance reporting services provided to independent financial advisors and institutions have specific expenses associated with those services. Those expenses include fees paid to the investment managers, outside independent financial advisors servicing the client, and custodians specifically related to the accounts. The expenses associated with those payments are included in investment manager and related fees.

Securities Transactions-

Proprietary securities transactions are recorded on a settlement date basis, with related revenues and expenses recorded on a trade date basis. In the normal course of business, the Company, like other firms in the securities industry, purchases and sells securities as both principal and agent. If another party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

Securities owned are valued at market value or, in the event there is no readily identifiable market value, fair value as determined by management using market values of similarly traded securities and other relevant factors. Unrealized gains or losses are reflected in income.

Income Taxes-

The Company is included in a consolidated federal income tax return filed by its Parent. The consolidated tax provision is allocated among the Parent and its subsidiaries based on their respective contributions to consolidated taxable income.

Certain income and expense items are accounted for in different periods for financial reporting purposes than for income tax purposes. Appropriate provisions are made in the Company's financial statements for deferred income taxes in recognition of these temporary differences. A valuation allowance is established for deferred tax assets when, as determined by management, it is more likely than not that the tax benefit will not be realized.

Depreciation-

The Company provides for depreciation of assets using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Furniture, fixtures and equipment are depreciated over 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill and Other Intangible Assets-

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, and other intangible assets total $2,565 as of December 31, 2004. The amounts are included in Other Assets in the Statement of Financial Condition. Both the goodwill and other intangible assets have indefinite useful lives and are not amortized.

The Company periodically evaluates the carrying amount of its goodwill and other intangible assets, considering such factors as historical profitability and projected future cash flows to determine whether the value of the assets is impaired. During 2004 there was no impairment.

Derivative Financial Instruments-

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, derivatives are recognized at fair value in the Statement of Financial Condition. There are no significant derivatives at December 31, 2004.

Cash Equivalents-

Cash equivalents are defined as unrestricted short-term investments with original maturities within three months of the date of purchase and money market investments.

Use of Estimates-

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements-

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation Number 46, "Consolidation of Variable Interest Entities" ("Interpretation No. 46"). Interpretation No. 46 clarified the application of Accounting Research Bulletin Number 51, "Consolidated Financial Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Qualifying special purpose entities as defined by FASB Statement Number 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" are excluded from the scope of Interpretation No. 46. Interpretation No. 46 applied immediately to all variable interest entities created after January 31, 2003 and was originally effective for fiscal periods beginning after

July 1, 2003 for existing variable interest entities. In October 2003, the FASB postponed the effective date of Interpretation No. 46 to December 31, 2003.

In December 2003, a revised version of Interpretation 46 ("Revised Interpretation No. 46") was issued by the FASB. The revisions clarify some requirements, ease some implementation problems, add new scope exceptions, and add applicability judgments. Revised Interpretation No. 46 was required to be adopted by most public companies no later than March 31, 2004. The adoption of Revised Interpretation No. 46 did not have a material effect on the Company's financial statements.

(3) Securities Owned-

Securities owned consists of trading securities at market value, as follows:

Municipal bonds	$21,651
Preferred stock	3,761
Corporate bonds	1,659
Other	899
	$27,970

Municipal bonds consist primarily of revenue bonds issued by state and local governmental authorities related to health care facilities. Included in municipal bonds at December 31, 2004 are $6,565 from one issuer in Wisconsin; $4,404 from two issuers in Florida; $3,874 from one issuer in Nevada; $2,828 from one issuer in Ohio. Corporate bonds consist primarily of taxable bonds issued by churches, schools and healthcare facilities.

(4) Allowance for Receivables and Notes Receivable-

The following is the reconciliation of the allowance accounts for both receivables and notes receivable:

	Receivables	Notes Receivable
Beginning balance	$45	$125
Provision for losses	(39)	253
	$ 6	$378

(5) Furniture, fixtures and equipment, net-

Furniture, fixtures and equipment consists of the following:

Furniture, fixtures and equipment:	
Computers and equipment	$ 7,045
Furniture and fixtures	4,186
Leasehold improvements	1,438
Furniture, fixtures and equipment, at cost	12,669
Less accumulated depreciation	(9,366)
Furniture, fixtures and equipment, net	$ 3,303

Total depreciation expense related to furniture, fixtures and equipment was $1,350 in 2004.

(6) Payable to Broker-Dealers-

The Company clears its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The relationship with the clearing brokers results in amounts payable for transaction processing, inventory purchases and losses on securities transactions offset by fees earned, commissions, inventory sales and profits on securities transactions. The amount payable to the clearing broker is $6,405 at December 31, 2004, relates primarily to the financing of inventory and is collateralized by securities with a market value of $27,175 owned by the Company. Interest expense incurred on this financing arrangement in 2004 was $129 The interest rate on this financing arrangement is approximately 2.75% at December 31, 2004.

(7) Related Party Transactions-

The Company has an unsecured financing arrangement with the Parent whereby the Company can borrow up to $10,000 on a continuous basis to fund its operations. Interest on such borrowings is variable at the prime rate which was 5.25% at December 31, 2004. Total interest expense incurred under this arrangement in 2004 was $8. The Company had no amounts outstanding under this arrangement at December 31, 2004.

As permitted by the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), in order to enable the Company to complete specific underwritings, the Company also borrows from the Parent under a Temporary Subordinated Loan Agreement (the "Agreement"). The Company may borrow up to $20,000 under this Agreement. Interest on such borrowings is variable at the prime rate. Principal and interest payments on these loans are subordinate to all claims of present and future creditors of the Company. These loans are outstanding 45 days or less. The Company borrowed and repaid $15,000 under this Agreement during 2004. The interest expense incurred under this arrangement in 2004 was $68.

The Company extends financing to the Parent whereby the Company will lend up to $5,000 to the Parent on a continuous basis. Interest on this financing arrangement is variable at the prime rate. Total interest income from this arrangement was $19 in 2004. The Company had no amounts due from the Parent at December 31, 2004.

The Company sponsors the North Track family of mutual funds (the "Funds"). Certain Company officers also serve as officers of the Funds. The Company provides administrative, distribution, and investment advisory services for the Funds. Total fees for services earned from the Funds approximated $7,821 in 2004 and are included in investment management and advisory fees, commission income and other income in the Statement of Income. Amounts due from the Funds were $1,418 and are included in receivables in the Statement of Financial Condition.

The Company leased office space to EnvestnetPMC, a subsidiary of The EnvestNet Group, Inc. ("EnvestNet"). Total fees for these services were $59 in 2004. The Parent has a minority interest in EnvestNet.

The Company provides asset management services to the Parent for a fee. Total fees for such services were $132 in 2004. The Company received accounting and management fees from partnerships sponsored by the Parent and managed by the Company. Total fees received were $156 in 2004.

The Company, in order to attract qualified investment consultants to the retail brokerage operation, has extended credit to certain investment consultant employees and former employees upon commencement of employment with the Company. The credit is in the form of notes signed by the individuals. The balance of notes receivable, net of allowances for uncollectable amounts, is $650 as of December 31, 2004. The notes vary in maturity from one to five years, maturing in 2005 to 2008, and are at a market rate of interest ranging from 1.6% to 4.8%.

(8) Line of Credit-

The Company shares a bank line of credit with the Parent totaling $20,000. The Company does not guarantee or is not liable for draws made by the Parent. In accordance with normal banking practice, this line may be withdrawn at the discretion of the lender. The Company is required to maintain $330 as a compensating balance as of December 31, 2004 and there is no legal restriction on the withdrawal of this balance. The interest rate is the 30-day LIBOR plus 275 basis points which was 5.2% at December 31, 2004. the Company incurred no interest expense on this facility in 2004. The Company had no borrowings outstanding at December 31, 2004. The Parent had $2,425 outstanding at December 31, 2004.

(9) Retirement Plans-

The Company maintains a contributory profit sharing plan covering substantially all full-time employees. The plan provides for a guaranteed Company match equal to 50% of employee contributions up to 6% of defined compensation and a discretionary annual Company contribution up to 6% of defined compensation for the year. The annual Company contributions are at the discretion of the board of directors. Contribution expenses were $1,537 in 2004, which were for guaranteed matching contributions and a 3% discretionary annual contribution.

(10) Income Taxes-

The income tax provision for the year ended December 31, 2004, consisted of the following:

Current federal provision	$1,554
Current state provision	76
Deferred federal provision	(45)
Deferred state provision	362
Total	$1,947

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2004 are as follows:

Deferred tax assets:	
Deferred compensation	$1,092
Allowance for losses	151
Accrued expenses	119
Other	8
Total deferred tax assets	1,370
Deferred tax liabilities:	
Goodwill amortization	(159)
Fixed assets	(27)
Net deferred tax assets	$1,184

The following is a reconciliation of the statutory federal income tax rate to the effective income tax rate:

Statutory federal income tax rate	34%
State income taxes, net of related federal tax effect	5
Tax-exempt interest income, net of related nondeductible interest expense	(4)
Nondeductible business expenses	2
Effective income tax rate	37%

Realization of the deferred tax asset over time is dependent upon the Company generating sufficient taxable earnings in future periods. In determining that the realizability of deferred tax assets are more likely than not, the Company gave consideration to a number of factors including recent earnings history, expected future earnings, the reversal of deferred tax liabilities and tax planning strategies. Management believes it is more likely than not the Company will realize the benefits of these deferred tax assets.

(11) Net Capital Requirements-

As a registered broker-dealer the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2004, the Company had net capital of $17,239 which was $16,989 in excess of its required minimum net capital. Such net capital requirements could restrict the ability of the Company to pay dividends to its Parent.

(12) Commitments and Contingent Liabilities-

In the normal course of business, the Company enters into firm underwriting commitments for the purchase of debt securities. These commitments require the Company to purchase debt securities at a specified price. In order to mitigate the risk of holding recently underwritten debt securities, the Company attempts to obtain commitments to sell the debt securities to customers. At December 31, 2004, the Company had $7,579 of firm commitments to purchase debt securities. These commitments were subsequently settled and had no material effect on the financial statements at December 31, 2004.

In the normal course of business, the Company serves as the remarketing agent on certain variable-rate municipal bonds that can be tendered back to the respective issuers, generally upon seven days advance notice, by the holders. In its role as remarketing agent, the Company may purchase the tendered bonds into its own securities inventory. The Company finances the purchase of variable-rate municipal bonds through its clearing broker. See Notes 3 and 6.

The Company has entered into certain agreements where payment has been received and future performance is required. Although fees have been collected, they have not been included in the revenues of the Company. Revenue will only be recognized when performance is complete or all risk that fees will be returned has been eliminated. The fees are included as deferred revenue in other liabilities and deferred items and total $297 at December 31, 2004.

The Company leases office space under noncancelable lease agreements which allow for annual adjustments to the minimum lease payments to reflect increases in actual operating costs. The Company also leases office equipment. Rental expense for 2004 was $3,744. Minimum lease payments for office space and office equipment, are:

2005	$3,457
2006	3,437
2007	3,306
2008	1,988
2009	1,714
Thereafter	2,456

In the normal course of business, the Company is the subject of customer complaints and is named as a defendant in various legal actions arising from the securities and other businesses. At December 31, 2004, the Company was named a respondent to an arbitration claim from a retail customer alleging that a broker for the Company recommended unsuitable investments. The claim seeks damages of $1.5 million. Based on its early investigation of the matter the Company believes that the recommendations to the retail customer were reasonable and did not provide an accrual for any losses related to this matter. The matter is expected to be arbitrated in 2005. The Company is also a defendant in other

lawsuits incidental to its securities and other businesses. The Company has established accruals for losses determined to be probable as a result of these customer complaints and legal actions. Although the outcome of litigation is always uncertain, especially in the early stages of a complaint or legal action, based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these actions will not result in a material adverse effect on the financial condition or results of operations of the Company. However, if during any period any adverse complaint or legal action should become probable or be resolved, the results of operations could be materially affected.

SCHEDULE I

B. C. Ziegler and Company

December 31, 2004

Computation of Net Capital Under Rule 15c3-1

Total stockholder's equity		$34,578,656
Deductions to determine net capital:		
Non-allowable assets:		
Partly secured & unsecured non-customer receivables	$4,364,931	
Furniture, fixtures, and equipment	3,303,436	
Prepaid expenses and other assets	4,610,574	
Deferred income taxes	1,184,000	
Non-marketable securities	624,002	
Total non-allowable assets	$14,086,943	
Haircuts:		
Trading & investment securities:		
Debt securities	1,445,193	
Other securities	737,217	
Undue concentration	136,126	
Contractual securities commitments	234,017	
Presumed marketability test applied to municipal securities	699,739	
Total haircuts	$ 3,252,292	
Total deductions		17,339,235
Net capital		17,239,421
Net capital required		250,000
Excess net capital		$16,989,421

Statement Regarding Rule 17-a5(d)(4) of the Securities and Exchange Commission

There are no material differences between this Computation of Net Capital under Rule 15c3-1 and the computation included in the Company's corresponding February 18, 2005, unaudited Form X-17-A-5 Part II filing, as amended, as of December 31, 2004.

SCHEDULE II

B. C. Ziegler and Company

December 31, 2004

Information Relating to Possession and Control Requirements Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 under exemption (k)(2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.



KPMG LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202

Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5

Board of Directors
B. C. Ziegler and Company:

In planning and performing our audit of the financial statements of B. C. Ziegler and Company (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by Rule 17a-13; or
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations on internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 14, 2005